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                                                                    Exhibit 4(c)

                    WESTERN-SOUTHERN LIFE ASSURANCE COMPANY

                 ENDORSEMENT FOR INDIVIDUAL RETIREMENT ANNUITY

The terms of this endorsement apply and replace contrary contract terms only if the Application indicates the contract is an Individual Retirement Annuity ("IRA") under Internal Revenue Code ("Code") Section 408(b). In the event of any conflict between this contract and any Code sections applicable to this annuity, the Code will govern. To qualify under the Code, your contract must meet the following requirements:

1.   You may not change ownership of this contract at any time.

2. Your entire interest in the contract is nonforfeitable. It is established for the exclusive benefit of you or your beneficiaries.

3. Your contract is not transferable and may not be used as security for a loan.

4. You must be the Annuitant and no joint owner or contingent owner is permitted.

5. All distributions made under the contract shall be in accordance with the requirements of Code Section 401(a)(9), including the incidental death benefit requirements of Code Section 401(a)(9)(G), and the regulations thereunder, including the minimum distribution incidental benefit requirement of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

     You must begin taking distributions no later than April 1 following the calendar year in which you attain age 70-1/2 ("required beginning date") over (a) your life or the lives of you and a beneficiary designated by you ("your designated beneficiary") or (b) a period certain not extending beyond your life expectancy, or the joint and last survivor expectancy of you and your designated beneficiary. You must receive additional minimum distributions by December 31 for each year after the calendar year you attain age 70-1/2. Payments must be made in periodic payments at intervals of no longer than one year. In addition, payments must be either nonincreasing or they may increase only as provided in Q&A F-3 of Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

     In addition to meeting the distribution requirements referenced above, payments under a partial withdrawal option or an annuity option must also comply with the minimum distribution incidental benefit (MDIB) requirements applicable to IRAs. The amount to be distributed each year beginning with the first calendar year for which distributions are required and then for each succeeding calendar year shall not be less than the quotient obtained by dividing the owner's benefit by the lesser of (1) the applicable life expectancy, or (2) if your spouse is not the designated beneficiary, the applicable divisor determined from the table set forth in Q&A-4 of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. Distributions after your death shall be calculated using the applicable life expectancy as the relevant divisor without regard to Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. This MDIB rule may increase the amount of your payments. If you are required to take a distribution at year end because payments made to you during the calendar year are insufficient to meet MDIB requirements for this contract, we will waive any surrender charge that might otherwise be applicable.

     You may satisfy the minimum distribution requirements applicable to two or more IRAs by receiving a distribution from one IRA equal to the amounts required to satisfy the minimum distribution requirement for all your IRAs, as described in more detail in IRS Notice 88-38, 1988 1-C.B. 524.

     Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Unless otherwise elected by you by the time distributions are required to begin, life expectancy shall be recalculated annually. Such election shall be irrevocable and shall apply to all subsequent years. The life expectancy of a non-spouse beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such beneficiary during the calendar year in which you attain age 70-1/2 and payments for subsequent years shall be calculated on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.






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6.   In the event of your death, your entire interest in this contract must be distributed in conformity with the regulations described below. The contract's provisions relating to the death of the Annuitant/Owner are changed to the extent necessary to conform with those regulations.

     a. If you die after distribution of your interest has commenced, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used prior to your death.

     b. If you die before distribution of your interest commences, your entire interest must be distributed by December 31 of the calendar year containing the fifth anniversary of your death, unless an election is made to receive distribution in accordance with (1) or (2) below.

         (1) Your entire interest may be distributed over the life or over a period certain not greater than the life expectancy of the designated beneficiary commencing on or before December 31 of the calendar year immediately following the calendar year of your death. A designated beneficiary may elect at any time to receive greater payments, or

         (2) If your designated beneficiary is your surviving spouse, your spouse may elect to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the later of (i) December 31 of the calendar year immediately following the calendar year of your death, or (ii) December 31 of the calendar year in which you would have attained age 70-1/2. This election must be made no later than the earlier of December 31 of the calendar year containing the fifth anniversary of your death or the date distributions are required to begin pursuant to the preceding sentence. The surviving spouse may accelerate these payments at any time, i.e., increase the frequency or amount of such payments, or

         (3) If your designated beneficiary is your surviving spouse, your spouse may treat the annuity as his or her own individual retirement arrangement. This election will be deemed to have been made if your surviving spouse makes a regular IRA contribution to the contract, makes a rollover to or from such contract, or fails to elect any of the above provisions.

         Life expectancy is computed by use of the expected return multiples and Tables V and VI of Section 1.72-9 of the income tax regulations. For purposes of distributions beginning after your death unless otherwise elected by your surviving spouse by the time distributions are required to begin, life expectancy shall be recalculated annually. Such election shall be irrevocable by the surviving spouse and shall apply to all subsequent years. In the case of any other beneficiary, life expectancy shall be calculated using the attained age of such beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

     Distributions under paragraph 6 are considered to have begun if distributions are made on account of your attaining your required beginning date or, if prior to the required beginning date, distributions irrevocably commence over a period permitted and in an annuity form acceptable under
     Section 1.401(a)(9) of the Regulations.

7. If your contract is a single premium annuity only an initial payment, and any subsequent allowable payments as permitted under your contract, of up to $2,000 or a rollover contribution as permitted by Code Sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) will be accepted to pay the premium or purchase payment for your annuity. If your contract is a flexible premium or purchase payment annuity, then except in the case of a rollover contribution (as permitted by Code Sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3)), no premiums or purchase payments will be accepted unless they are in cash and the total contributions under Sections 219(b) and 408(o) shall not exceed $2,000 for any taxable year. The $2,000 annual contribution limit does not apply to the following:

         (1) funds you receive as a result of the payment to you from a qualified pension or profit sharing plan (corporate or Keogh) which has terminated, excluding any funds you receive that represent a return of your contributions to the plan;



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         (2)   funds you receive as a lump sum distribution from a qualified corporate or Keogh plan, excluding any funds you receive that represent a return of your contributions to the plan. A lump sum distribution is a distribution that occurs on account of your attainment of age 59-1/2, your separation from service (if you are a common law employee), your becoming disabled (if you are self-employed) or your death;

         (3) funds (other than the plan termination and lump sum distributions described above) that qualify as eligible rollover distributions under Section 402(c);

         (4) funds you receive from another individual retirement annuity or account, however, rollover contributions from one individual retirement annuity or account to another may occur only once per year;

         (5) funds you receive from a Savings Incentive Match Plan for Employees (SIMPLE) that are permitted as a rollover under Section 408(d)(3)(G).

     Funds you receive in one of the ways described above must be applied toward your contract within 60 days of the date they are received by you, unless you elected to make a direct rollover of such funds before distribution. For direct rollovers, a reasonable period of time is allowed.

8. If your contract permits a refund of premium or purchase payment (other than excess contributions), any refund of premium or purchase payments will be applied before December 31 of the calendar year following the year of the premium or purchase payment refund toward the payment of future premium or purchase payments or the purchase of additional benefits. If your premium or purchase payments are being made pursuant to a program of automatic withdrawals, and your contract is terminated due to an interruption in premium or purchase payments, you will have the following reinstatement rights. Your contract may be reinstated at any time prior to maturity upon payment of a premium or purchase payment to the Company in the monthly amount of $50. However, if no premium or purchase payments have been received for two full consecutive contract years and your annuity benefit at maturity would be less than $20 per month, the Company may terminate your contract without any right of reinstatement by paying you the Surrender Value computed as provided in your contract.

     /s/ James N. Clark                     /s/ John F. Barrett
          Secretary                            President and
                                          Chief Executive Officer



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